Mail Stop 4561
									December 9, 2005

Mr. Kevin J. High
President
Cytation Corporation
251 Thames Street, No. 8
Bristol, RI 02809

      Re:	Cytation Corporation
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Form 10-QSB for Fiscal Quarter Ended June 30, 2005 File No. 814-00675

Dear Mr. High:

      We have reviewed your response letter dated November 20,
2005
and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

1. We have read your responses to prior comments three, ten, twelve and thirteen. Please file an amended Form 10-KSB for the year ended
December 31, 2004 and amended Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 that incorporate your proposed revisions.

Item 8. Changes in and Disagreements with Accountants on
Accounting
and Financial Disclosure

2. We have read your response to prior comments one and two. Please revise to make reference to the rules defining disclosure controls and procedures, Exchange Act Rules 13a-15(e) and 15d-15(e), to disclose the officers` conclusions as of the end of the period covered by the report, and to state whether your officers determined that such disclosures controls and procedures were effective.
Also
revise to clearly state whether any significant deficiencies or material weaknesses existed, or remove the sentence regarding corrective actions if none existed.


Financial Statements

Note 8.  Investment/Non-Cash Income
3. Related to prior comment four, please expand upon your revenue recognition policy to explain how your contracts are priced and how you measure the portion of total contract price that is earned at a point in time. Please summarize the terms of your consulting agreements that support your policy. In addition, please explain how you allocate related costs such as consulting fees over the service period. Based upon your historical statements of operations, your margins do not indicate a ratable allocation or reasonable methodology. Please tell us and disclose the relevant accounting literature you have relied upon. Finally, please tell us how you evaluated the indicators in EITF 99-19 in determining that consulting revenues and fees should be presented on a gross basis.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2005

Note 7 - Subsequent Events

4. Please revise to reflect the 2-for-1 stock dividend declared on November 14, 2005 in determining your weighted average shares outstanding and net income (loss) per share amounts. Refer to paragraph 54 of SFAS 128.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Kevin J. High
Cytation Corporation
December 9, 2005
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